Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sawfish, Inc.
20 W Main St #3
Norristown, PA 19401
https://sawfishco.com/

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Sawfish, Inc.
Address: 20 W Main St #3, Norristown, PA 19401
State of Incorporation: DE
Date Incorporated: April 13, 2022

Terms:

Equity

Offering Minimum: $15,000.00 | 7,500 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 10% Bonus Shares

All pre-registered Sawfishco.com watchlist members receive our "Loyalty Bonus" of 10% bonus shares.

Time-Based Perks

Friends and Family Early Birds: Invest $250 within the first 72 hours and receive 5% bonus shares.

Early Bird Bonus: Invest $250 within the first 10 days and receive 3% bonus shares.

Volume-Based Perks

Tier 1 Perk: Invest $500 and receive a 5%-off coupon good toward one (1) Sawfish unit (driver housing +

cartridge).

Tier 2 Perk: Invest $1,000 and receive a 10%-off coupon good toward one (1) Sawfish unit + 2% bonus shares.

Tier 3 Perk: Invest $10,000 and receive one (1) Sawfish unit (driver housing+ cartridge) within one (1) year from campaign close (delivery of which is at Sawfish, Inc.'s sole discretion) + 4% bonus shares.

Tier 4 Perk: Invest $25,000 and receive a one-year "The Elite Package" subscription to the Echelon Front** online academy + 6% bonus shares.

Tier 5 Perk: Invest $50,000 and receive admission to one (1) Echelon Front** "The Muster" two-day leadership conference (hotel and flight excluded) + 8% bonus shares.

Tier 6 Perk: Invest $100,000 and receive admission to one (1) Echelon Front** "FTX" OR "Battlefield" one-day off-site training (hotel and flight excluded) + 10% bonus shares.

** See https://echelonfront.com/events for more information

Terms and Conditions***

1. For all non-bonus share incentives in the Amount-Based perk tiers, the investor will only receive the non-bonus share incentives of that respective perk tier (i.e., non-bonus share incentives are not cumulative and do not "stack").

2. For Time-Based and Amount-Based perk categories, investors will only receive the highest single % of bonus shares that

they are eligible for based on either the amount invested or the elapsed time from campaign launch to the time the investment is made.

3. The Loyalty Bonus and the StartEngine Owner's Bonus are the only perk categories where bonus shares are cumulative and stack; (i.e., independently added to the highest % of bonus shares earned from either the Time-Based or Amount-Based perk categories for which investors qualify).

*** Source: https://startengine.notion.site/Should-I-Offer-Perks-a86e33a42e91449898adeb762ae29802

Example #1: Investor A signed up for the watchlist prior to campaign launch, invests $1,000 forty-eight (48) hours after campaign launch, but is not a StartEngine Owner Bonus Member. Investor A will receive 10% Bonus Shares (5% Time-Based + 5% Loyalty Based) and a 10%-off coupon.

Example #2: Investor B did not sign up for the watchlist prior to campaign launch, invests $25,000 six (6) days after campaign launch, but is not a StartEngine Owner Bonus Member. Investor B will receive 6% Bonus Shares (6% Amount-Based only) and a one-year Echelon Front "The Elite Package" online academy subscription.

Example #3: Investor C signed up for the watchlist prior to campaign launch, invests $50,000 twenty-four (24) hours after campaign launch, and is a StartEngine Owner Bonus Member. Investor C will receive 23% Bonus Shares (8% Amount-Based + 5% Loyalty Based + 10% StartEngine Owner Bonus) and admission to one (1) Echelon Front "The Muster" event (hotel and flight excluded).

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account

The 10% StartEngine Owners' Bonus

Sawfish, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview:

Sawfish, Inc. ("Sawfish" or the "Company") is a Delaware C-corporation formed on April 13, 2022 and is a pioneering venture in the realm of building tools, harnessing a cutting-edge proprietary technology originally conceived for orthopedic surgery. With an exceptional team bringing over a century of product development expertise from the medical field, the Sawfish team has previously achieved substantial financial success, generating billions in revenue by elevating medical tools for doctors and surgeons. Now, Sawfish aims to replicate this success in the construction industry, catering to builders, tradesmen and DIY-ers across various sectors including residential, commercial, and industrial projects.

Sawfish, Inc.'s corporate office and research & development facilities are located in Designated Qualified Opportunity Zones, and the Company operates as a Qualified Opportunity Zone Business. As such, investors may be able to realize the intended tax benefits* created by the Tax Cuts and Jobs Act of 2017 by making their Sawfish, Inc. investment through a Qualified Opportunity Fund.

*Please note, Sawfish, Inc. and its affiliates do not provide tax, legal or accounting advice. You should consult with your own tax, legal and accounting advisors before engaging in any transaction. Please visit https://www.irs.gov/credits-deductions/opportunity-zones-frequently-asked-questions#qof-50 for additional information on investing in Qualified Opportunity Zones.

Revenue Strategy:

Sawfish's revenue model will hinge on the sale of its innovative miniaturized disposable saws to a diverse range of construction trade professionals including plumbers, pipe-fitters, drywall installers, electricians, HVAC technicians, and roofers. Employing a razor-razorblade strategy, Sawfish will initiate sales with the distribution of adapters followed by disposable blades. The business envisions potential for growth through supplementary system components such as cutting blocks, vacuum attachments, carrying cases, blade assortments, depth limiters, levelers, and universal drill keys.

Intellectual Property:

Sawfish's intellectual property (IP) is under the ownership of Chain Orthopedics, LLC, a dedicated entity responsible for safeguarding this asset. The IP is exclusively licensed to Sawfish entities on a perpetual and fully compensated basis. This IP portfolio consists of one granted patent and six pending patents, encompassing critical elements such as link design, manufacturing methodologies, cut guides, and innovative accessories.

License Agreement:

Sawfish Inc. adheres to a well-defined license agreement, wherein it remits a 3% royalty from the net sales of Sawfish products to Chain Orthopedics LLC. This royalty arrangement is subject to a capped limit of $3 million, ensuring a balanced and equitable partnership. Please see the Related Party Transaction section for additional information.

Geographic Presence:

Sawfish is headquartered in Norristown, Pennsylvania, with a vital research and development hub, which is also anticipated to house the initial production office, situated in Alexandria, Virginia. We intend the corporate office in Jacksonville, Florida to become the second "NFL city" to experience a controlled product launch.

Sawfish's comprehensive approach, combining cutting-edge technology, extensive industry experience, and a strategic revenue model, positions the company as an attractive investment opportunity with potential for remarkable growth and profitability.

Competitors and Industry

Market Landscape:

We believe Sawfish introduces the first true innovation in the cutting industry since the advent of the reciprocating saw in 1951. The building and home improvement sector is significant and expanding, with 1.4 million new home starts in 2020 and a subsequent increase to 1.6 million in 2021. This growth is mirrored in home improvement projects, which grew by 17% to 134.8 million during the 2019-2021 span, leading to a 20% growth in spending to reach $624 billion, as per data from the American Housing Survey. Notably, homeowners embraced DIY efforts, accounting for nearly 53 million of these projects. Sawfish's relevance spans both the commercial and retail segments of these burgeoning markets, with a trajectory that promises continued escalation in demand.

Competitive Landscape:

Sawfish navigates a competitive arena predominantly occupied by established large tool companies. Their distinguishing advantages over their competitors are substantial profit margins achievable at scale, a robust portfolio of issued and pending intellectual property, a resounding market need that underpins our offerings, and a safer product that allows for more controlled cuts and dust management.

Principal competitors encompass a range of tools including the standard cordless router, the Sawzall reciprocating saw, the sagittal saw, the hot knife, and the Bosch EasyCut nanoblade. Positioned against these tools, Sawfish shines. These competing tools often give rise to challenges such as increased dust production, reduced precision, limited versatility, and generally rugged cuts. For instance, the Sawzall's high oscillation blade poses control difficulties. The Bosch EasyCut nanoblade, while innovative, yields rough cuts akin to a traditional chainsaw. The hot knife, designed for foam insulation, emits bothersome smoke and odor while cauterizing the foam. In contrast, Sawfish's technology addresses these shortcomings, paving the way for a superior cut.

Sawfish's strategic stance within this landscape, fortified by what we believe to be technological superiority, intellectual property, and market demand, positions it as a compelling investment opportunity poised to disrupt and elevate the cutting tool sector.

Current Stage and Roadmap

Current Business Stage:

Sawfish is currently in the pre-revenue phase, with operations focused on research and development, as well as prototyping. Substantial strides have been made in product development, resulting in the initiation of supply chain relationships, including the acquisition of tooling required for high-volume manufacturing, a crucial step in their evolution. A targeted launch of Q1 2024 is set, a milestone facilitated by crowdfunding support.

Sawfish, Inc. was founded by successfully securing $1.5 million in equity financing. To bolster their leadership, a Vice President of Product Development has been onboarded. Additionally, a Financial Controller and a District Sales Manager, both full-time, were added to the team in 3Q 2024. Noteworthy progress has been achieved in the creation of adapter and cartridge prototypes, as well as the development of various accessories. Furthermore, the groundwork for high-volume manufacturing has commenced, reflecting their commitment to bringing innovation to the market.

Strategic Roadmap:

Sawfish, Inc.'s go-to-market strategy hinges on a regionally focused approach that initially centers around large Combined Statistical Areas (CSAs). This strategic deployment involves the presence of district managers who play a pivotal role in direct sales, conducting live demonstrations, and orchestrating collaboration with commissioned intermediaries. These intermediaries encompass a diverse spectrum, ranging from contractors and industry sales personnel to architects and influential online figures.

Sawfish is poised to secure contracts with specialty distributors based on volume, solidifying their presence within this distribution network. Simultaneously, relationships are being cultivated with local lumber yards, home centers, and hardware stores, for preferred in-store product placement that capitalizes on their target market's physical touchpoints. To address the digital sphere, influencer marketing and high-quality online product demonstrations are the chosen avenues to engage and attract online customers.

As Sawfish advances along this well-defined roadmap, the timing aligns seamlessly with their targeted launch in Q1 2024, supported by the financial backing of crowdfunding. Our commitment to a meticulous and strategic progression is geared toward establishing Sawfish as a prominent player in the cutting technology sector.

The Team

Officers and Directors

Name: Timothy John Langloss

Timothy John Langloss's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman and CEO
  Dates of Service: October, 2018 - Present
  Responsibilities: (1) Directing the Operations of the Company; (2) Directing the day-to-day affairs of the Company; (3) Implementing business and sales strategies; (4) Identifying, recruiting, and vetting key employees including establishment of the C-suite.

Other business experience in the past three years:

- Employer: Field Capital
  Title: Managing Partner
  Dates of Service: October, 2015 - Present
  Responsibilities: (1) Directing the Operations of the Company and portfolio companies; (2) Directing the day-to-day affairs of the Company; (3) Implementing business strategies; (4) Identifying and vetting new investment opportunities.

Other business experience in the past three years:

- Employer: Linguaflex
  Title: Chairman
  Dates of Service: March, 2007 - Present
  Responsibilities: Chairman

Other business experience in the past three years:

- Employer: SurvivorNet
  Title: Director
  Dates of Service: August, 2017 - April, 2021
  Responsibilities: Governance and Strategic Guidance.

Name: Matthew Lee Wotiz

Matthew Lee Wotiz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and CFO
  Dates of Service: October, 2018 - Present
  Responsibilities: (1) Advise on all material financial aspects of the Company including financial infrastructure set-up, pre-revenue cash management and establishment of post-commercialization revenue channels; (2) Develop the strategies, procedures and business processes to execute on identified revenue channels; (3) Development of processes for financial forecasting and budgets including oversight of financial reporting.

Other business experience in the past three years:

- Employer: Field Capital
  Title: Partner
  Dates of Service: October, 2015 - Present
  Responsibilities: (1) Directing the Financials of the Company and portfolio companies; (2) Directing the day-to-day financial affairs of the Company; (3) Implementing financial business strategies; (4) Identifying and vetting new investment opportunities.

Other business experience in the past three years:

- Employer: QOL Medical LLC
  Title: Vice President - Business Development
  Dates of Service: July, 2016 - Present
  Responsibilities: direct global business and corporate development activity, and manage capital provider relationships for the corporation in accordance with financial needs

Other business experience in the past three years:

- Employer: Gottlieb LLC d/b/a Martin Gottlieb and Associates
  Title: Board Member
  Dates of Service: January, 2018 - August, 2021
  Responsibilities: Governance and strategic guidance

Other business experience in the past three years:

- Employer: NovaBone Products
  Title: Vice President - Business Development
  Dates of Service: July, 2017 - August, 2021
  Responsibilities: direct global business and corporate development activity, and manage capital provider relationships for the corporation in accordance with financial needs

Name: Paul J. Viola

Paul J. Viola's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and Founder
  Dates of Service: October, 2018 - Present
  Responsibilities: (1) Overseeing Product Development and Design; (2) Providing technical support for product demonstrations; (3) Enhancing the end-user experience; (4) Engineering assistance; and (5) Manufacturing support.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to capital in order to support our working capital requirements as we grow. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family

members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our chainsaw. Delays or cost overruns in the development of our chainsaw and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have alternate products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, no customers, and no revenue. If you are investing in this company, it's because you think that Sawfish is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a handful of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents,

trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Market Adoption Risk
Sawfish's success hinges on its ability to penetrate a mature and competitive building tools market. Despite its innovative technology, the company faces the challenge of convincing tradesmen and DIY-ers to switch from traditional tools to Sawfish's miniaturized disposable saws. This adoption process may be slower or more difficult than anticipated, affecting revenue projections.

Intellectual Property Dependency
Sawfish's business model heavily relies on its intellectual property licensed from Chain Orthopedics, LLC. Any disputes or challenges to this licensing agreement or the IP itself could significantly impact Sawfish's operational capabilities and market standing.

Competition from Established Brands
The building tools market is dominated by large, established companies with strong brand recognition and customer loyalty. Sawfish's ability to compete against these players, who have extensive marketing budgets and distribution networks, is uncertain and poses a significant risk.

Technological Obsolescence
Sawfish's current technological advantage may be short-lived if competitors develop or adopt newer, more efficient technologies.

Supply Chain and Manufacturing Risks

Sawfish is in the early stages of establishing its supply chain and manufacturing processes. Any disruptions or inefficiencies in these areas could lead to delays in product launch, increased costs, or quality control issues.

Financial Sustainability in Pre-Revenue Phase

Currently in its pre-revenue phase, Sawfish's financial sustainability depends on its ability to secure additional funding and achieve sales post-launch. This phase is inherently risky as it relies on future market acceptance and successful product launch.

Regulatory and Compliance Risks

As Sawfish navigates different geographic markets, it must comply with various regional regulations and standards. Failure to adhere to these regulations could result in legal challenges, fines, or operational disruptions.

Market Volatility and Economic Factors

The building and home improvement sector, while growing, is susceptible to economic downturns and shifts in consumer spending. A recession or a decline in housing starts could adversely affect Sawfish's market.

Product Liability and Safety Concerns

As a tool designed for cutting in various trades, Sawfish products are subject to product liability risks. Any safety issues or defects could lead to recalls, legal action, and damage to the company's reputation.

Royalty Payment Obligations

The ongoing royalty payments to Chain Orthopedics, LLC, although capped, represent a financial commitment that will affect Sawfish's profitability, especially in the early stages of revenue generation.

Limited Geographic Presence

With operations initially focused in specific regions, Sawfish's growth may be limited by its geographic reach. Expanding to new markets will require additional resources and may encounter unique challenges.

Dependence on Key Personnel

Sawfish's success is significantly tied to its founding team and key personnel, who bring crucial expertise and industry connections. Loss or turnover of these key individuals could adversely impact the company's direction and growth.

Risks in Go-to-Market Strategy

The company's regionally focused go-to-market strategy, involving direct sales and collaborations with intermediaries, is untested. There's a risk that this approach may not yield the anticipated market penetration or sales volume.

Changing Consumer Preferences

The DIY and construction market is influenced by consumer preferences, which can shift rapidly. Sawfish must stay attuned to these changes to ensure its product remains relevant and appealing.

Changing Consumer Preferences

The DIY and construction market is influenced by consumer preferences, which can shift rapidly. Sawfish must stay attuned to these changes to ensure its product remains relevant and appealing.

Digital Marketing and Online Presence Risks

The effectiveness of Sawfish's digital marketing strategy, including influencer partnerships and online demonstrations, is uncertain. A lack of online engagement or negative online reviews could impact brand perception and sales.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
FC QOF 1, LLC: Timothy Langloss (38.9%), Matthew Wotiz (38.9%)	16,702,078	Common Stock	49.51%
FC QOF 1, LLC: Timothy Langloss (38.9%), Matthew Wotiz (38.9%)	126	Series Seed Preferred Stock	
FC QOF 1, LLC: Timothy Langloss (38.9%), Matthew Wotiz (38.9%)	721	Series A Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 40,625,100 with a total of 33,613,131 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The amount outstanding includes 763,286 Common Stock shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Please see exhibit F for a complete description of the rights and preferences below.

o Dividends: The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred and Series A Preferred and calculated on the record date for determination of holders entitled to receive such dividend; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this section shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

o Distribution of Remaining Assets upon Liquidation: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Aggregate Series Seed and Series A Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares held by each such holder. For the avoidance of doubt, holders of shares of Preferred Stock shall not be entitled to distributions of remaining assets in respect of such shares of Preferred Stock pursuant to this subsection.

Series Seed Preferred Stock

The amount of security authorized is 126 with a total of 126 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

Material Rights

o Preferential Payments to Holders of Preferred Stock: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred and Series A Preferred then outstanding shall be entitled to be paid, pari passu, out of the assets of the Corporation available for distribution to its stockholders

o Right to Convert: Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price Per Share by the Applicable Conversion Price in effect at the time of conversion.

o Mandatory Conversion: Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 at a price of at least three (3) times the Applicable Original Issue Price Per Share, in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds, net of underwriting discounts and commissions, to the Corporation, and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then-outstanding shares of Series Seed Preferred (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (x) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (y) such shares may not be reissued by the Corporation.

o Redeemed or Otherwise Acquired Shares: Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately canceled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

o Waiver: Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then-outstanding shares of Preferred Stock

o Protective Provisions: At any time when shares of Series Seed Preferred are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then-outstanding shares of Series Seed Preferred, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

§ liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

§ amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation;

§ create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock, or increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock;

§ (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to such series of Preferred Stock in respect of any such right, preference or privilege, or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with such series of Preferred Stock in respect of any such right, preference or privilege;

§ purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

§ enter into any agreement, oral or written, to take any of the foregoing actions; or

§ any other action contemplated by Section 6.2 of that certain Stockholders' Agreement by and among the Corporation and the stockholders thereof dated as of February 23, 2023.

Series A Preferred Stock

The amount of security authorized is 1,642 with a total of 1,642 outstanding.

Voting Rights

o On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

Material Rights

o Preferential Payments to Holders of Preferred Stock: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred and Series A Preferred then outstanding shall be entitled to be paid, pari passu, out of the assets of the Corporation available for distribution to its stockholders

o Right to Convert: Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price Per Share by the Applicable Conversion Price in effect at the time of conversion.

o Mandatory Conversion: Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 at a price of at least three (3) times the Applicable Original Issue Price Per Share, in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds, net of underwriting discounts and commissions, to the Corporation, and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then-outstanding shares of Series Seed Preferred (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (x) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (y) such shares may not be reissued by the Corporation.

o Redeemed or Otherwise Acquired Shares: Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately canceled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

o Waiver: Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then-outstanding shares of Preferred Stock.

o Protective Provisions: At any time when shares of Series A Preferred are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock without (in addition to any other vote required by law or this

Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then-outstanding shares of Series A Preferred, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $499,880.00
  Number of Securities Sold: 631
  Use of proceeds: Research & Development; Setting up of Procurement, Manufacturing, and Commercial divisions.
  Date: September 28, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $100,004.00
  Number of Securities Sold: 15,281
  Use of proceeds: Research & Development
  Date: February 23, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $99,771.00
  Number of Securities Sold: 126
  Use of proceeds: Research & Development
  Date: February 23, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $799,751.00
  Number of Securities Sold: 1,010
  Use of proceeds: Research & Development
  Date: February 23, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

With current cash on hand, and excluding any capital call infusions, the business can operate 18-24 months without revenue generation.

Foreseeable major expenses based on projections:

The major expenses are salaries, currently $312,500/yr. and possible acquisition (vs. leasing) of a manufacturing and warehousing location.

Future operational challenges:

Locating and "fitting out" a streamlined manufacturing and warehousing location for production and meeting demand without said operation. Establishing concurrent yet conflicting Direct-to-Consumer vs. Retail sales channels.

Future challenges related to capital resources:

Sawfish, Inc. is currently well-funded with no debt and the ability to raise additional capital through equity infusions, if needed.However, as discussed in the "Risk Factors" section of this Form C, Sawfish's ability to raise funds in the future is not guaranteed.

Future milestones and events:

Building inventory and establishing Commercial Operations.

Completion of the planned lQ 2024 soft launch in the Philadelphia Metropolitan area.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2023, our cash on hand is approximately $975,000, all of which has been raised through pre-commercial equity investments.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this campaign are not critical to our company operations. Instead, they would expedite our current efforts to establish preferential supply chain relationships and increase efficiency of our manufacturing processes, allowing us to achieve higher production quantities, gross margins and profitability at an earlier stage than currently planned.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company. If the campaign raises its maximum funding goal of $1.235 million, of the total funds on hand after campaign completion, an estimated 53% of cash on hand will be made up of funds raised from the campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We estimate that Sawfish, Inc. would be able to operate for approximately 1.5 years if only the campaign minimum was raised based on the current cash on hand of $975,000 divided by a monthly burn rate. The monthly burn rate is primarily Salaries ($26K/mo.), Research & Development ($17K/mo.), Office Space ($2K/mo.) and Liability Insurance ($2K/mo.).

How long will you be able to operate the company if you raise your maximum funding goal?

While we anticipate being able to operate slightly longer than the 1.5 years stated above (if only the campaign minimum was raised), raising our maximum funding goal of $1,235,000 would allow Sawfish to increase operational tempo and invest in manufacturing infrastructure, ultimately allowing the company to grow and achieve scale faster.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Sawfish, Inc. is currently well-funded with no debt and the ability to raise additional capital through equity infusions, if needed. However, as discussed in the "Risk Factors" section of this Form C, Sawfish's ability to raise funds in the future is not guaranteed.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Sawfish Medical Inc.
  Names of 20% owners: Identical ownership structures to Sawfish Inc.
  Relationship to Company: Sawfish Medical, Inc. is a sister company that will sell a similar product specifically and exclusively in the medical device industry.
  Nature / amount of interest in the transaction: Loan
  Material Terms: On May 31, 2023, the Company has an obligation towards a related entity Sawfish Medical Inc., amounting to $47,397. Notably, Sawfish Medical Inc. and Sawfish Inc. exhibit identical ownership structures. Sawfish Inc. recompenses its proportionate segment of communal expenditures, which were initially disbursed by Sawfish Medical. As of May 31, 2023, the remaining sum of $47,397 remains outstanding and due for settlement.

- Name of Entity: Chain Orthopedics LLC
  Names of 20% owners: Field Investment Holdings LLC (51.07%)
  Relationship to Company: Grantor of Exclusive License Agreement to patents.
  Nature / amount of interest in the transaction: Chain Orthopedics LLC to receive a 3% royalty on Sawfish Inc.'s Net Sales; $3MM lifetime maximum. Sawfish agrees to pay $1MM of the $3MM prior to making any distributions to shareholders.
  Material Terms: Perpetual, irrevocable, non-transferable, royalty-bearing, world-wide, sole and exclusive field-of-use license to the below patents (non-medical applications only). Chain Orthopedics has the ability to terminate the agreement in the event Sawfish experiences a Change of Control.

Valuation

Pre-Money Valuation: $75,000,024.00

Valuation Details:

This pre-money valuation was calculated internally by the company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock; and

(ii) all outstanding options are exercised.

Our robust valuation model follows the logic of our launch plan, targeting a few new large CSA's a year, starting with

Philadelphia and Jacksonville. We anticipate growing our penetration of a city's addressable market around 2 points a year to a

maximum of 10 points. We assume selling a single adapter to each customer and a very modest one blade a month. This logic models our forward-looking top line. We then have a model for cost of goods sold where cost scales to volume, informed by our engineers and suppliers. There has been significant thought into the departmental expenses and hires needed to accomplish our launch plan and how it scales with our growth.

Our cash flow model utilizes a 10% discount rate to arrive at a net present value (NPV) of future cash flows and an EBITDA multiple of 12.26, derived from averaging the EBITDA multiple of competitor building tool manufacturers, to get to a terminal value of EBITDA, discounted by the same 10% rate. The valuation for this crowdfunding raise was set to what we believe is a modest $75 million to hopefully provide value to early pre-revenue investors who help us accelerate our goals.

Sawfish's management team has had significant investing, operational, and product development experience. Both Tim and Matt have 20+ years experience in healthcare investing and management. Matt and Tim co-founded Field Capital, the investment firm that manages Sawfish Inc. Tim co-founded WFD Ventures, a healthcare venture capital firm, in 2002, ran Hand Innovations, a provider of distal radius surgical implants, from 2004 until its sale to J&J in 2006, and was the lead investor in Novocure Ltd. from 2004 until his retirement from the board in 2016, as well as significant other operational experience in startup healthcare companies. Matt is the former CFO and current VP of Business Development for QOL Medical, a specialty pharmaceutical company focused on rare gastroenterological diseases, was the previous CFO and VP of Business Development for NovaBone Products, a provider of orthopedic biomaterials, before its sale to Halma PLC, and was previously a principal at OrbiMed Advisors, a global multi-strategy healthcare asset manager, as well as significant other operational experience in startup healthcare companies. Paul Viola, the founder, previously worked at Howmedica where he developed the PCA knee replacement system and founded Quantum Concepts, a custom orthopedics tools manufacturer.

Chuck Luddy, the VP of Product Development, led the disposable program for Breethe, a developer of a novel extracorporeal membrane oxygenation (ECMO) system, which was then acquired by Abiomed then J&J. Earlier in his career he was a development engineer at MPR Associates, Inc.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Machine Tooling
  12.0%
  We will invest in custom tooling with our component manufacturers to achieve an average COGS reduction of 60% per unit (Drive Head & Cartridge) at a 10,000 unit order threshold.
- Company Employment
  30.0%
  Expand headcount in the manufacturing, sales, and administrative components of the business.
- Inventory
  38.8%
  Invest in higher purchase quantities of component SKUs to reduce average cost per unit.
- Marketing
  12.5%
  Establish direct-to-consumer sales infrastructure and initially utilize to advertise the Offering but ultimately to sell units directly to customers.
- StartEngine Service Fees

1.2%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://sawfishco.com/ (https://sawfishco.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sawfish

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sawfish, Inc.

[See attached]

SAWFISH, INC.

Financial Statements
Year Ended May 31, 2023 and May 31, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Sawfish, Inc.
Norristown, Pennsylvania

We have reviewed the accompanying financial statements of Sawfish, Inc. (the "Company,"), which comprise the balance sheet as of May 31, 2023 and May 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending May 31, 2023 and May 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

August 11, 2023
Los Angeles, California

SAWFISH INC.
BALANCE SHEET
(UNAUDITED)

As of May 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	634,552	$	98
Total Current Assets		**634,552**		**98**
Total Assets	**$**	**634,552**	**$**	**98**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	51	$	-
Amount Due to Related Parties		47,397		-
Total Current Liabilities		**47,448**		**-**
Total Liabilities		**47,448**		**-**
STOCKHOLDERS EQUITY				
Common Stock		15		-
Series Seed Preferred Stock		0		-
Series A Preferred Stock		1		-
Additional Paid in Capital		998,212		140
Retained Earnings/(Accumulated Deficit)		(411,124)		(42)
Total Stockholders' Equity		**587,104**		**98**
Total Liabilities and Stockholders' Equity	**$**	**634,552**	**$**	**98**

See accompanying notes to financial statements.

For Fiscal Year Ended May 31,	**2023**	**2022**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	188,320	42
Research and Development	212,839	-
Sales and Marketing	7,278	-
Total operating expenses	408,437	42
Operating Income/(Loss)	(408,437)	(42)
Interest Expense	2,645	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(411,082)	(42)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (411,082)**	**$ (42)**

See accompanying notes to financial statements.

SAWFISH INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series Seed Preferred Stock		Series A Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Inception- April 13, 2022									
Capital Contribution							$ 140		$ 140
Net income/(loss)								(42)	(42)
Balance—May 31, 2022	-	-	-	-	-	-	**140**	**$ (42)**	**$ 98**
Issuance of Stock	15,281	$ 15	126	$ 0	1,010	$ 1	$ 998,072		998,088
Net income/(loss)								(411,082)	(411,082)
Balance—May 31, 2023	**15,281**	**$ 15**	**126**	**$ 0**	**1,010**	**$ 1**	**$ 998,212**	**$ (411,124)**	**$ 587,104**

See accompanying notes to financial statements.

SAWFISH INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended May 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(411,082)	$	(42)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		-		-
Changes in operating assets and liabilities:				
Accounts Payable		51		-
Amount Due to Related Parties		47,397		
Net cash provided/(used) by operating activities		**(363,635)**		**(42)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		998,088		140
Net cash provided/(used) by financing activities		**998,088**		**140**
Change in Cash		634,454		98
Cash—beginning of year		98		-
Cash—end of year	**$**	**634,552**	**$**	**98**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,645	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Sawfish, Inc. was incorporated on April 13, 2022 in the state of Delaware. The financial statements of Sawfish, Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Norristown, Pennsylvania.

Sawfish is a building tools company. The initial, primary product is a cutting tool attached to any standard electric drill. There will be additional accessory products including template cut guides, a vacuum attachment, carrying cases, universal drill keys, depth limiters, and levelers. We have not launched it to the public yet and do not have sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted May 31st as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of May 31, 2023 and May 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $384,552 and $0, respectively.

Income Taxes

Sawfish, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will generate revenues from selling cutting tool which can be attached to any standard electric drill.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended May 31, 2023 and May 31, 2022 amounted to $7,728 and $0, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 11, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 17,049 shares of Common Stock at a par value of $0.001. As of May 31, 2023 and May 31, 2022, 15,281 and 0 shares were issued and outstanding, respectively.

Series Seed Preferred Stock

The Company is authorized to issue 126 shares of Series Seed Preferred Stock at a par value of $0.001. As of May 31, 2023 and May 31, 2022, 126 shares and 0 shares were issued and outstanding, respectively.

Series Seed Preferred Stock

The Company is authorized to issue 1,642 shares of Series Seed Preferred Stock at a par value of $0.001. As of May 31, 2023 and May 31, 2022, 1,010 shares and 0 shares were issued and outstanding, respectively.

4. SHAREBASED COMPENSATION

During 2023, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 347 shares of Series A Preferred Shares pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended May 31,	2023
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at April 13, 2022	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at May 31, 2022	-	$ -	-
Exercisable Options at May 31, 2022	-	$ -	-
Granted	347	$ 6.70	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at May 31, 2023	347	$ 6.70	9.74
Exercisable Options at May 31, 2023	-	$ -	-

Stock option expenses for the years ended May 31, 2023 and May 31, 2022 was $0 and $0, respectively.

5. DEBT

The Company has no debt outstanding as of May 31, 2023.

6. INCOME TAXES

The provision for income taxes for the year ended May 31, 2023 and May 31, 2022 consists of the following:

As of Year Ended May 31,	2023	2022
Net Operating Loss	$ (127,394)	$ (13)
Valuation Allowance	127,394	13
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at May 31, 2023 and May 31, 2022 are as follows:

As of Year Ended May 31,	2023	2022
Net Operating Loss	$ (127,407)	$ (13)
Valuation Allowance	127,407	13
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of May 31, 2023 and May 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending May 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $411,124, and the Company had state net operating loss ("NOL") carryforwards of approximately $411,124. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of May 31, 2023 and May 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of May 31, 2023 and May 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

On May 31, 2023, the Company has an obligation towards a related entity Sawfish Medical Inc., amounting to $47,397. Notably, Sawfish Medical Inc. and Sawfish Inc. exhibit identical ownership structures. Sawfish Inc. recompenses its proportionate segment of communal expenditures, which were initially disbursed by Sawfish Medical. As of May 31, 2023, the remaining sum of $47,397 remains outstanding and due for settlement.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from May 31, 2023 to August 11, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

17 DAYS LEFT

GET A PIECE OF SAWFISH

Sawfish: For precise, controlled cuts

Sawfish is a next generation building tools company based on our patent protected cutting technology, turning any electric drill into a precision saw, planning to launch in Q4 of 2023.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


sawfish
Turn Any Drill Into
A Precision Saw
*The above is a rendering of a current product. Images are computer generated demo versions. Product is currently available on the market.

$338,027.69 Raised

REASONS TO INVEST

- Enormous Market: We believe the market opportunity for the disposable blade exceeds $2 billion annually in the US.
- Razor-Razorblade Model: Sawfish will sell a reusable adaptor that fits any drill and disposable blades which are replaceable when they dull like a razorblade.
- Management Team: Our team has 100+ years of expertise developing medical products that have produced billions in revenue. Now, we are bringing that same creativity and entrepreneurial mindset to builders worldwide.

Get Equity
$2.00 Per Share

RAISED	INVESTORS
$338,027.69	179
MIN INVEST	VALUATION
$250	$75M

THE PITCH

Turn Any Electric Drill into a Precision Saw

Sawfish® is launching a next generation building tools company based on a novel and patent protected cutting technology. Originally developed for orthopedic surgery, our patent-protected Sawfish technology will soon be available to tradesmen and DIY homeowners alike. With 100+ years of product development expertise in the medical field, Sawfish aims to empower builders at every level, whether it's a home project, a residential development, or a soaring skyscraper.


sawfish™
Where Surgical Precision
Meets Construction Excellence

**The above is a rendering of a current product. Images are computer generated demo versions. Sawfish expects the product to be available for sale in Q4 2023.*

Sawfish is designed for versatility. Our portable and modular system turns any drill into a precision saw and represents a breath of fresh air into an industry lacking innovation.

01:08

The above is a rendering of a current product. Images are computer generated demo versions. Sawfish expects the product to be available for sale in Q4 2023.

THE PROBLEM & OUR SOLUTION

Delivering the Power of Precision

Precision is paramount in the world of construction, and Sawfish delivers on all fronts. Our auto-tensioning element, interlocking 3D link design, and universal fit ensure the highest cutting quality and control, elevating your craftsmanship to new heights.


Blade Technology
Interlocking 3D Link Design
The cutting elements are connected by their 3-dimensional geometry
The cutting surface is only on the outer edge, resulting in cuts with clean, sharp edges

The above is a rendering of a current product. Images are computer generated demo versions. Sawfish expects the product to be available for sale in Q4 2023.

Sawfish is a precision cutting instrument designed to meet the highest standards of the medical industry. Our secret lies in our patented 3D link geometry, allowing our miniaturized rotational saw to effortlessly glide through wood, drywall, PVC, and more. Sawfish is great for a variety of specialized applications including HVAC installation, drywall, roofing, electrical work and plumbing; delivering clean cuts with surgical precision. Thanks to our disposable blade cartridges, you can make fine cuts in tight spaces and easily replace the blade when needed. Our template cut guide offers a user-friendly experience, taking the guesswork out of measuring and leveling, allowing for precise cuts with ease. Whether you're a professional contractor or a DIY enthusiast, Sawfish empowers you to achieve outstanding results without the hassle.


Blade Features
Disposable
No SHARPENING
Blade Features
Auto-Tensioning
No STOPPING to TIGHTEN chain
Blade Features
Versatile
Our Sawfish blade can be used to cut PINE, DRYWALL, PVC SIDING, PVC PIPES, and RIGID FOAM INSULATION... without a hot knife.

**The above is a rendering of a current product. Images are computer generated demo versions. Sawfish expects the product to be available for sale in Q4 2023.*

Traditional cutting tools have often fallen short when it comes to delivering precise cuts, leaving builders frustrated and compromising the quality of their work. Sawfish provides surgical-like precision in a portable package, and turns any electric drill into a precision saw, with a disposable, replacement cartridge. Competing tools create more dust and irritants, are less precise, less versatile, and are typically harder to control. Traditional chain-link saws rip through material leaving rough, jagged edges. Our vacuum attachment allows for dustless drywall cutting. This makes cutting drywall far safer for workers, as silica particulate is dangerous and its effects have resulted in litigation and workers' comp claims related to cancer and pulmonary disease. (Source)

THE MARKET & OUR TRACTION

Sawfish is Tapping into a $2 Billion Annual Recurring Market in the US

Sawfish aims to capture a significant share of the thriving building and home improvement markets, offering a groundbreaking solution that combines precision and portability. With 1.4 million new home starts in 2020, 1.6 million in 2021, and a 17% growth in home improvement projects reaching 134.8 million in the 2019-2021 period, the demand for cutting tools has never been higher.


Sawfish Turns
Any Drill Into A
Precision Saw
Which is why
Sawfish is well-positioned to tap
into the thriving building and
home improvement markets

**The above is a rendering of a current product. Images are computer generated demo versions. Sawfish expects the product to be available for sale in Q4 2023.*

We believe Sawfish is well-positioned to tap into this market by providing a much-needed innovation in cutting technology. Considering the number of tradesmen in our best use-cases, if each were to only use a single blade per year there is an annual addressable market of $187 million in the US alone. If each were to use one blade a month, that represents an annual addressable market in the US of over $2 billion.


Accessories For Speed And Safety
Template Cut Guides
Allow less-experienced workers to make precise cuts
Reduces measuring & leveling steps, making work simpler
Accessories For Speed And Safety
Vacuum Attachment—Dustless Cutting
Great for drywall applications, as it saves preparation & protection time for small cuts
Far safer for workers, as silica particulate is dangerous

**The above is a rendering of a current product. Images are computer generated demo versions. Sawfish expects the product to be available for sale in Q4 2023.*

To fuel our growth, Sawfish has successfully raised $1.5 million to date from our founding management team and early collaborators, enabling the company to develop its product and hire product development, sales, finance and operations personnel. Our team's relentless dedication to research and development (R&D) has yielded significant results, with substantial advancements in adapter and cartridge prototypes, as well as the development of accessories for diverse saw applications. Furthermore, high-volume manufacturing is being set up to meet the expected demand. We've conducted extensive demonstrations, and the response from potential customers in the trades has been overwhelmingly positive.

WHY INVEST

Invest in Sawfish today!


Sawfish Is Developing The Next Generation Of Building Tools
Invest today and help us build the future.

**The above is a rendering of a current product. Images are computer generated demo versions. Product is currently available on the market.*

Invest in Sawfish today and join us in revolutionizing an industry ripe for innovation. With a legacy of over 100 years in medical product development, Sawfish is on a mission to reshape the way builders work. Our proven products in prior companies have generated billions in revenue, equipping doctors and surgeons with superior tools. Armed with a perpetual exclusive license to game-changing intellectual property and a remarkable IP estate, including 1 issued and 6 pending patents, Sawfish has the tools for success. The market opportunity is immense, with over $2 billion in annual addressable market size for tradesmen, and an additional 53 million DIY cutting projects per year. We believe our go-to-market strategy is designed for success, leveraging larger metropolitan areas, captivating demonstrations, and strategic partnerships.

Join us and become part of Sawfish's journey to redefine cutting through innovation in precision and versatility. Invest now and seize this opportunity to shape the future.

**The below is a prototype. The Sawfish is not yet available on the general market.*



ABOUT

HEADQUARTERS
20 W Main St #3
Norristown, PA 19401

WEBSITE
View Site

Sawfish is a next generation building tools company based on our patent protected cutting technology, turning any electric drill into a precision saw, planning to launch in Q4 of 2023.

TEAM

Paul J. Viola
Board Member and Founder

Research and Development /manufacturing engineer, primarily but not limited to the medical field for the past 43 years.

Timothy John Langloss
Chairman and CEO

Tim Langloss is an investor and entrepreneur who has been developing and commercializing medical and consumer products for over twenty years. He is the Chairman and CEO of Sawfish Inc., a next generation hand tools company, and the founder of Field Capital LLC and its affiliated investment funds. Tim co-founded the venture capital firm, WFD Ventures LLC, and as part of that effort, served as President of Hand Innovations, an orthopedics company acquired by Johnson & Johnson, and on the board of Novocure (NASDAQ: NVCR), a cancer therapy company. He holds an A.B. from Harvard College.

Matthew Lee Wotiz
Board Member and CFO

Matt Wotiz is Co-Founder and Managing Partner of Field Capital QOF I, LLC (“FC QOF”) and Field Investment Holdings, LLC ("FIH"). He is responsible for the investment activity of FC QOF, as well as the development of its portfolio companies including Sawfish, Inc., and of FIH. Matt also serves as Vice President of Business Development for QOL Medical LLC. Previously, Matt was a manager and Board member for NovaBone Products, LLC, and Martin Gottlieb and Associates. He was also responsible for originating, executing, and managing structured healthcare investments, most recently with OrbiMed Advisors and with Paul Capital Healthcare prior to that. Matt also has senior-level operating and international business development experience with H. Lundbeck A/S. He began his healthcare career with Burrill and Company, a life sciences venture capital investor and merchant bank. Matt is a graduate of Washington and Lee University (B.S.) and the J.L. Kellogg Center for Biotechnology at Northwestern University (M.S.). He serves as a Trustee to the Bolles School, and as a Board member for K9’s for Warriors.

TERMS

Sawfish

Overview

PRICE PER SHARE
$2

VALUATION
$75M

DEADLINE
Mar. 12, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$250

MAX INVESTMENT
$1,235,000

MIN NUMBER OF SHARES OFFERED
7,500

MAX NUMBER OF SHARES OFFERED
617,500

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 10% Bonus Shares

All pre-registered Sawfishco.com watchlist members receive our "Loyalty Bonus" of 10% bonus shares.

Time-Based Perks

Friends and Family Early Birds: Invest $250 within the first 72 hours and receive 5% bonus shares.

Early Bird Bonus: Invest $250 within the first 10 days and receive 3% bonus shares.

Volume-Based Perks

Tier 1 Perk: Invest $500 and receive a 5%-off coupon good toward one (1) Sawfish unit (driver housing +

cartridge).

Tier 2 Perk: Invest $1,000 and receive a 10%-off coupon good toward one (1) Sawfish unit + 2% bonus shares.

Tier 3 Perk: Invest $10,000 and receive one (1) Sawfish unit (driver housing+ cartridge) within one (1) year from campaign close (delivery of which is at Sawfish, Inc.'s sole discretion) + 4% bonus shares.

Tier 4 Perk: Invest $25,000 and receive a one-year "The Elite Package" subscription to the Echelon Front** online academy + 6% bonus shares.

Tier 5 Perk: Invest $50,000 and receive admission to one (1) Echelon Front** "The Muster" two-day leadership conference (hotel and flight excluded) + 8% bonus shares.

Tier 6 Perk: Invest $100,000 and receive admission to one (1) Echelon Front** "FTX" OR "Battlefield" one-day off-site training (hotel and flight excluded) + 10% bonus shares.

** See https://echelonfront.com/events for more information

Terms and Conditions***

1. For all non-bonus share incentives in the Amount-Based perk tiers, the investor will only receive the non-bonus share incentives of that respective perk tier (i.e., non-bonus share incentives are not cumulative and do not "stack").

2. For Time-Based and Amount-Based perk categories, investors will only receive the highest single % of bonus shares that they are eligible for based on either the amount invested or the elapsed time from campaign launch to the time the investment is made.

3. The Loyalty Bonus and the StartEngine Owner's Bonus are the only perk categories where bonus shares are cumulative and stack; (i.e., independently added to the highest % of bonus shares earned from either the Time-Based or Amount-Based perk categories for which investors qualify).

**** Source: https://startengine.notion.site/Should-I-Offer-Perks-a86e33a42e91449898adeb762ae29802*

Example #1: Investor A signed up for the watchlist prior to campaign launch, invests $1,000 forty-eight (48) hours after campaign launch, but is not a StartEngine Owner Bonus Member. Investor A will receive 10% Bonus Shares (5% Time-Based + 5% Loyalty Based) and a 10%-off coupon.

Example #2: Investor B did not sign up for the watchlist prior to campaign launch, invests $25,000 six (6) days after campaign launch, but is not a StartEngine Owner Bonus Member. Investor B will receive 6% Bonus Shares (6% Amount-Based only) and a one-year Echelon Front "The Elite Package" online academy subscription.

Example #3: Investor C signed up for the watchlist prior to campaign launch, invests $50,000 twenty-four (24) hours after campaign launch, and is a StartEngine Owner Bonus Member. Investor C will receive 23% Bonus Shares (8% Amount-Based + 5% Loyalty Based + 10% StartEngine Owner Bonus) and admission to one (1) Echelon Front "The Muster" event (hotel and flight excluded).

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account

The 10% StartEngine Owners' Bonus

Sawfish, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

NEW UPDATES

02.22.24

Why Join the Sawfish Ride



Why Join the Sawfish Ride
SAWFISH
01:34

02.21.24

Reminder: Philly Home and Garden Show



PHILLY
HOME
+GARDEN
SHOW
Philadelphia
CANDLE CO.
Flower
Market
fresh cut

Reminder: Save the Date

Come visit Sawfish at **booth 536** at the Philly Home and Garden show the weekend of February 23-25th.

Try the Sawfish out for yourself!

We will be doing live demonstrations and encourage those interested to make some cuts of their own! Come meet the team, learn more about the technology, ask questions, and make some cuts!

ALL UPDATES

02.20.24

3 Weeks Left to Invest!


CAMPAIGN CLOSING SOON!!
INVEST NOW!!

Our Campaign is closing!

Our fundraise is now scheduled to close on Monday, March 11th. Make sure to get your investment in now while there's still a chance!

There are 3 weeks left to invest!

You can still invest in Sawfish and own a part of our future.

We opened this campaign to allow our followers to participate in the growth of Sawfish and help us build the company. With over $300k raised, we are just getting started.

We are completely independent and want to stay that way.

For years we have bootstrapped and built the company with our own funds.

2024 will be a massive year for us and we want all of you, our followers, to be a part of the company.

Invest in and join Sawfish today as we continue to grow!

02.17.24

Sawfish CEO Talks About Move Beyond Medical


Sawfish Moves Beyond Ortho
SAWFISH

01:26

02.16.24

Exclusive Webinar with Sawfish CEO

- **Date: Tuesday, February 20th**
- **Time: 3:00PM EST**
- **Platform: Zoom (link will be provided upon registration)**

You will have the opportunity to hear the story, learn more about the technology and even see some cuts.

Due to the limited space available, we encourage you to secure your spot by registering at lu.ma. Please note that registration will be on a first-come, first-served basis, so don't delay in signing up.

We appreciate your ongoing support, and we look forward to connecting with you individually. Thank you for being a crucial part of the Sawfish journey!

02.14.24

Save the Date: Philly Home and Garden Show!


Philly Home +
Garden
Save the Date
February 23 - February 25, 2024
Greater Philadelphia Expo Center
Oaks, PA
PhillyHomeAndGardenShow.com

Come visit Sawfish at **booth 536** at the Philly Home and Garden show the weekend of February 23-25th.

Try the Sawfish out for yourself!

We will be doing live demonstrations and encourage those interested to make some cuts of their own! Come meet the team, learn more about the technology, ask questions, and make some cuts!

02.13.24

28 Days Left to Invest!


CAMPAIGN CLOSING SOON!!
INVEST NOW!!

Our Campaign is closing!

Our fundraise is now scheduled to close on Monday, March 11th. Make sure to get your investment in now while there's still a chance!

There are 28 days left to invest!

You can still invest in Sawfish and own a part of our future.

We opened this campaign to allow our followers to participate in the growth of Sawfish and help us build the company. With over $300k raised, we are just getting started.

We are completely independent and want to stay that way.

For years we have bootstrapped and built the company with our own funds.

2024 will be a massive year for us and we want all of you, our followers, to be a part of the company.

Invest in and join Sawfish today as we continue to grow!

02.12.24

Reminder: Exclusive Webinar with Sawfish CEO

- **Date: Tuesday, February 13th**
- **Time: 5:30PM EST**
- **Platform: Zoom (link will be provided upon registration)**

You will have the opportunity to hear the story, learn more about the technology and even see some cuts.

Due to the limited space available, we encourage you to secure your spot by registering at lu.ma. Please note that registration will be on a first-come, first-served basis, so don't delay in signing up.

We appreciate your ongoing support, and we look forward to connecting with you individually. Thank you for being a crucial part of the Sawfish journey!

02.09.24

Exclusive Webinar with Sawfish CEO

- **Date: Tuesday, February 13th**
- **Time: 5:30PM EST**
- **Platform: Zoom (link will be provided upon registration)**

You will have the opportunity to hear the story, learn more about the technology and even see some cuts.

Due to the limited space available, we encourage you to secure your spot by registering at lu.ma. Please note that registration will be on a first-come, first-served basis, so don't delay in signing up.

We appreciate your ongoing support, and we look forward to connecting with you individually. Thank you for being a crucial part of the Sawfish journey!

02.08.24

Sawfish CEO Talks About Medical Origins

Sawfish Origins

SAWFISH

02:05

02.07.24

Exclusive Webinar with Sawfish CEO

- **Date: Thursday, February 8th**
- **Time: 11AM EST**
- **Platform: Zoom (link will be provided upon registration)**

You will have the opportunity to hear the story, learn more about the technology and even see some cuts.

Due to the limited space available, we encourage you to secure your spot by registering at lu.ma. Please note that registration will be on a first-come, first-served basis, so don't delay in signing up.

We appreciate your ongoing support, and we look forward to connecting with you individually. Thank you for being a crucial part of the Sawfish journey!

01.31.24

Effortless Drywall Repair with Sawfish

Drywall Crack Repair

SAWFISH

00:59

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Sawfish.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Tier 1 Perk

Invest $500 and receive a 5%-off coupon good toward one (1) Sawfish unit (driver housing + cartridge).

Select

$1,000

Tier 2 Perk

Invest $1,000 and receive a 10%-off coupon good toward one (1) Sawfish unit + 2% bonus shares.

Select

$10,000

Tier 3 Perk

Invest $10,000 and receive s one (1) Sawfish unit (driver housing + cartridge) within one (1) year from campaign close (delivery of which is at Sawfish, Inc.'s sole discretion) + 4% bonus shares.

Select

$25,000

Tier 4 Perk

Invest $25,000 and receive a one-year "The Elite Package" subscription to the Echelon Front** online academy + 6% bonus shares.

Select

$50,000

Tier 5 Perk

Invest $50,000 and receive admission to one (1) Echelon Front** "The Muster" two-day leadership conference (hotel and flight excluded) + 8% bonus shares.

Select

$100,000

Tier 6 Perk

Invest $100,000 and receive admission to one (1) Echelon Front** "FTX" OR "Battlefield" one-day off-site training (hotel and flight excluded) + 10% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

TL

Theodore Lyons
18 days ago

Hi there,
...
Show more

1 0

TL

Timothy Langloss
Sawfish • 18 days ago

a) We burned $75,271.47 in January.
b) January month end cash on hand was $650,535.39 ...
Show more

0

TE

Todd Edmiston
a month ago

This seems to be a solution looking for a problem. I personally have a number of tools that will do the jobs...
Show more

0 0

AD

Anthony DElia
2 months ago

I still remember my first cordless drill. It was life changing. (No exaggeration). The Electric Drill market ...
Show more

0 0

DA

David Amin
2 months ago

TL..... A precise cutting tool is never hand held. Robots and table saws far superior. There are many gizmos ...
Show more

0 0

DA

David Amin
2 months ago

You still have to carry a drill and most of the saw. What you save is just the battery. Most people will pass this...
Show more

1 0

TL

Timothy Langloss
Sawfish • 2 months ago

Sawfish is an attachment that allows you to turn any electric drill into a precise cutting tool. Born out of the ...
Show more

0

SV

Stephanie Valucci
2 months ago

When do you plan to have units available for purchase?

2 0

TL

Timothy Langloss
Sawfish • 2 months ago

Thanks for the question and interest!
...
Show more

0

View 1 more reply

SY

Sebastian Yager
2 months ago

What trades are you focused on?
...
Show more

1 0

TL

Timothy Langloss
Sawfish • 2 months ago

Thanks for your questions and interest in Sawfish. Here are our thoughts:...
Show more

0

DH

Damien Hines
2 months ago

Where did you come up with a $75M valuation? That seems strangely high and I'm struggling to find an ...
Show more

2 0

TL

Timothy Langloss
Sawfish • 2 months ago

Thanks for the question. Matt Wotiz (CFO) and I (CEO) will be investing six figures into the crowdfunding at thi...
Show more

0

View 1 more reply

PH

Patrick Hall
2 months ago

Because this item will fit any size drill-what are you plans for selling globally?...
Show more

1 0

TL

Timothy Langloss
Sawfish • 2 months ago

Patrick, thank you for your questions and interest in Sawfish! ...
Show more

0

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRA** / **SIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

What can I do for you? What do you want me to talk about?

Sawfish has all of the elements of a great business. It is a razor, razor blade model. We have a product that actually helps our customers.

We have a philosophy of helping our customers do their jobs more easily and better. We have a committed team that isn't thinking about this and how to get rich quick. We have been working on the project from 2016, our capital, my capital went in in 2018 and we've been working, working doggedly to produce this beautiful product that we have today.

We have a very large market. There are 2 million tradesmen in the US alone. There are many more than that. Doing yourselves at home, making, doing remodeling projects. There are plenty of customers to go target. So we believe we can create a very profitable business for ourselves, but quite frankly, most importantly, we think we can help our customers do their jobs better. We can help our customers do their jobs more quickly. We can help them make more money 'cause we're saving them time and we're allowing them to just do a better job.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SAWFISH, INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF NOVEMBER, A.D. 2023, AT 12:53 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6734827 8100
SR# 20233970605

Authentication: 204589754
Date: 11-14-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:53 PM 11/14/2023
FILED 12:53 PM 11/14/2023
SR 20233970605 - File Number 6734827

AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION for SAWFISH, INC., a Delaware corporation

The undersigned, Timothy Langloss, hereby certifies as follows:

1. He is the duly elected, qualified and acting Chief Executive Officer of Sawfish, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. Article FOURTH of the Amended and Restated Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 40,625,100 shares of common stock, $0.00001 par value per share (the **"Common Stock")**, and (ii) 1,768 shares of preferred stock (the **"Preferred Stock")**, $0.001 par value per share. Of the authorized and unissued preferred stock of the Corporation, 126 shares are hereby designated as Series Seed Preferred (the **"Series Seed Preferred")** and 1,642 shares are hereby designated as Series A Preferred (the **"Series A Preferred")**.
>
> Simultaneously with the effective date of this Amendment to Certificate of Incorporation, each 1 share of common stock issued and outstanding immediately prior to the effective date of the filing of this Amendment to Amended and Restated Articles of Incorporation is hereby split, subdivided and changed into 2,199.6678 fully paid and nonassessable shares of common stock, with any resulting fractional shares being rounded up to the nearest whole share, and each holder of record of a certificate for 1 or more shares of common stock as of the close of business on the effective date of the filing of this Amendment to Amended and Restated Certificate of Incorporation, shall be entitled to receive, as soon as practicable, upon surrender of such certificate, a certificate or certificates representing 2,199.6678 shares of common stock for each 1 share of common stock represented by the certificate of such holder, resulting fractional shares being rounded up to the nearest whole share. Until such time as any certificate representing the common stock to be split pursuant hereto shall have been surrendered, such certificate representing the common stock shall represent the shares of common stock issuable upon the stock split of such common stock."

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Sawfish, Inc., has caused this certificate to be signed by Timothy Langloss, its Chief Executive Officer, on September 28, 2023.

By: DocuSigned by:
CFD45F6AB7A2428...
Timothy Langloss, CEO

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "SAWFISH, INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF FEBRUARY, A.D. 2023, AT 5:29 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6734827 8100
SR# 20230669355

Authentication: 202778891
Date: 02-24-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:29 PM 02/23/2023
FILED 05:29 PM 02/23/2023
SR 20230669355 - File Number 6734827

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SAWFISH, INC.

Sawfish, Inc., a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. The name of this corporation is Sawfish, Inc. (the "**Corporation**"), and that this Corporation was originally incorporated pursuant to the General Corporation Law on April 13, 2022.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Sawfish, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, DE 19808 (New Castle County). The name of its registered agent at such address is Corporation Service Company

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 18,817 shares, of which the corporation shall have the authority to issue (i) 17,049 shares of common stock, $0.001 par value per share (the "**Common Stock**"), and (ii) 1,768 shares of preferred stock (the "**Preferred Stock**"), $0.001 par value per share. Of the authorized and unissued preferred stock of the Corporation, 126 shares are hereby designated as Series Seed Preferred (the "**Series Seed Preferred**") and 1,642 shares are hereby designated as Series A Preferred (the "**Series A Preferred**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

Shares of each series of Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred and Series A Preferred and calculated on the record date for determination of holders entitled to receive such dividend; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

2. Reserved.

3. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

3.1 Preferential Payments to Holders of Preferred Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred and Series A Preferred then outstanding shall be entitled to be paid, pari passu, out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) the Applicable Original Issue Price Per Share (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 5 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred and Series A Preferred the full amount to which they shall be entitled under this Subsection 3.1, the holders of shares of Series Seed Preferred and Series A Preferred, separately and with priority to holders of Common Stock, shall share pari passu and ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series Seed Preferred and Series A Preferred held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Series Seed Original Issue Price Per Share**" shall mean $791.84 per share of Series Seed Preferred, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred. The "**Series A Original Issue Price Per Share**" shall mean $791.84 per share of Series A Preferred, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred. The "**Applicable Original Issue Price Per Share**" shall mean the Series Seed Original Issue Price Per Share or the Series A Original Issue Price Per Share, as applicable. The aggregate amount which a holder of a share of Series Seed Preferred and the holder of a share of Series A Preferred is entitled to receive under Subsection 3.1, is referred to as the "**Aggregate Series Seed and Series A Liquidation Amount**."

3.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Aggregate Series Seed and Series A Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares held by each such holder. For the avoidance of doubt, holders of shares of Preferred Stock shall not be entitled to distributions of remaining assets in respect of such shares of Preferred Stock pursuant to this Subsection 3.2.

3.3 Deemed Liquidation Events.

3.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the then-outstanding shares of Preferred Stock elect otherwise by written notice sent to the Corporation at least 3 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party; or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Subsection 3.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

3.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 3.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 3.1 and 3.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 3.3.1(a)(ii) or 3.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) at least a majority of the then-outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the, together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), to the extent legally available therefor, on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Aggregate Series Seed and Series A Liquidation Amount divided by the aggregate number of shares of Series Seed Preferred and Series A Preferred outstanding as of the date of such Deemed Liquidation Event. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of each series of Preferred Stock, to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 3.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

3.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3.3.4 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Subsection 3.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 3.1 and 3.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 3.1 and 3.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

4. Voting.

4.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

4.2 Election of Directors. The holders of record of the shares of Series Seed Preferred, exclusively and as a separate class, shall be entitled to elect a majority of the number of directors constituting the entire board of directors from time to time (each a "**Preferred Director**") and the holders of record of the shares of Common Stock and Preferred Stock, voting on an as-converted basis as a single class, shall be entitled to elect the remaining directors of the Corporation; provided, however, for administrative convenience, the initial Preferred Directors may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Series Seed Preferred without a separate action by the holders of Series Seed Preferred. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 4.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 4.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 4.2.

4.3 Preferred Stock Protective Provisions.

4.3.1 Series Seed Preferred. At any time when shares of Series Seed Preferred are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then-outstanding shares of Series Seed Preferred, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

(a) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(b) amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation;

(c) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock, or increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock;

(d) (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to such series of Preferred Stock in respect of any such right, preference or privilege, or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with such series of Preferred Stock in respect of any such right, preference or privilege;

(e) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

(f) enter into any agreement, oral or written, to take any of the foregoing actions; or

(g) any other action contemplated by Section 6.2 of that certain Stockholders' Agreement by and among the Corporation and the stockholders thereof dated as of February 23, 2023.

4.3.2 Series A Preferred. At any time when shares of Series A Preferred are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then-outstanding shares of Series A Preferred, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

5. Optional Conversion.

The holders of Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

5.1 Right to Convert.

5.1.1 Conversion Ratio.

(a) Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price Per Share by the Applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Applicable Conversion Price**" shall initially be, with respect to the Series Seed Preferred, equal to the Series Seed Original Issue Price, and with respect to the Series A Preferred, equal to the Series A Original Issue Price. Such initial Applicable Conversion Prices, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(b) For purposes of this Section 5, "**Conversion Price**" shall mean the Applicable Conversion Price.

5.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

5.3 Mechanics of Conversion.

5.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 5.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

5.3.2 Reservation of Shares. The Corporation shall at all times when Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

5.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 5.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

5.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

5.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 5. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

5.4 Adjustments to Conversion Price for Diluting Issues.

5.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 5.4.3 below, deemed to be issued) by the Corporation after the applicable Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 5.5, 5.6, 5.7 or 5.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(v) shares of Common Stock or Convertible Securities issued in connection with sponsored research, collaboration, license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors.

.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options to subscribe for, purchase or otherwise acquire Common Stock.

(d) "**Original Issue Date**" shall mean: with respect to the Series Seed Preferred, the date on which the first share of Series Seed Preferred was issued, and with respect to the Series A Preferred, the date on which the first share of Series A Preferred was issued.

5.4.2 No Adjustment of Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then-outstanding shares of Preferred Stock, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

5.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the applicable Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 5.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 5.4.4 (either because the consideration per share (determined pursuant to Subsection 5.4.5) of the Additional

Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the applicable Original Issue Date), are revised after the applicable Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 5.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 5.4.4, the applicable Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Subsection 5.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 5.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Subsection 5.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

5.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the applicable Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 5.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued or deemed issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

5.4.5 Determination of Consideration. For purposes of this Subsection 5.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 5.4.3, relating to Options and Convertible Securities, shall be determined by dividing

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

5.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 5.4.4 then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

5.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the applicable Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the applicable Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

5.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the applicable Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

5.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the applicable Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

5.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 3.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 5.4, 5.6 or 5.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 5 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 5 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

5.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 5, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

5.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

6. Mandatory Conversion.

6.1 Trigger Events.

6.1.1 Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 at a price of at least three (3) times the Applicable Original Issue Price Per Share, in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds, net of underwriting discounts and commissions, to the Corporation, and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then-outstanding shares of Series Seed Preferred (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (x) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 5.1.1 and (y) such shares may not be reissued by the Corporation.

6.1.2 Should a holder of any Series A Preferred (a "**Series A Stockholder**") fail to fund within 30 days after written demand from the Corporation upon achievement by the Corporation of a Milestone, as defined in the Stock Purchase and Contribution Agreement dated as of February 23, 2023 (a "**Series A Milestone Default**"), all outstanding Series A Preferred owned by such Series A Stockholder shall convert to Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 5.1.1 and such shares may not be reissued by the Corporation.

6.2 Procedural Requirements.

6.2.1 All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 6. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 6.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 6.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 5.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.2.2 A Series A Stockholder who has committed a Series A Milestone Default shall be sent written notice of the Series A Milestone Default and the time and place designated for mandatory conversion of all of that Series A Stockholder's shares of Series A Preferred pursuant to this Section 6. Upon receipt of such notice, such holder of shares of Series A Preferred shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 6.1.2, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the time included in the notice provided pursuant to this Subsection 6.2.2 (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 6.2.2. As soon as practicable after the Series A Milestone Default and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 5.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred converted. Such converted Series A Preferred shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then-outstanding shares of Preferred Stock.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity.

* * *

3. That the foregoing amendment was duly approved by the holders of the requisite number of shares of this Corporation in a written consent of the stockholders of this Corporation in accordance with Section 228 of the General Corporation Law.
4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed on this 23rd day of February, 2023.

SAWFISH, INC.

DocuSigned by:

By: CFD45F6AB7A2428...

Name: Timothy Langloss
Title: President